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	October 27, 2017	MUNICH
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John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	BlackRock Fixed Income Value Opportunities II

(f/k/a BlackRock Multi-Sector Opportunities Trust Series I)

(File Nos. 333-220294; 811-23285)

Dear Mr. Grzeskiewicz:

Thank you for your comments received on September 29, 2017 regarding the registration statement on Form N-2 filed by BlackRock Fixed Income Value Opportunities II (the “Trust”) on August 31, 2017 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”). We have considered your comments to the Registration Statement and, on behalf of the Trust, responses to those comments are set forth below. Changes in response to comments on the Registration Statement will be reflected in the Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Trust intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

John Grzeskiewicz

October 27, 2017

Your comments are set forth in bold, followed by the Trust’s responses. Capitalized terms not otherwise defined have the meanings ascribed to them in the Registration Statement.

Prospectus

Cover Page

1.	Please abridge the disclosure on the cover page so that it fits on one page, if at all possible. The cover page should contain only a brief description of the investment objectives of the Trust and a brief description of the securities being offered. Item 1.2 of Form N-2 states that the cover page “may include other information if it does not, by nature, quantity, or manner of presentation impede understanding of the required information.” (Emphasis added) However, the bullet points on the cover page should be retained. In addition, the Trust should disclose prominently that, at the Termination Date, investors may receive only limited liquidity since approximately 20-40% of the Trust’s assets are anticipated to be securities for which no market exists or securities trading at depressed prices, which may be transferred to a liquidating trust following the Trust’s termination.

The Trust has revised the cover page in response to this comment and believes the cover page as revised complies with Item 1.2 of Form N-2. The Trust has also added the requested disclosure.

2.	The table on the cover page includes “Estimated Offering Expenses” as a separate line item. Please revise the table to conform to Item 1.g of Form N-2.

The Trust has revised the disclosure as requested.

The Master Trust, page 1

3.	Please inform the staff when the registration statement of the Master Trust and of Series Trust II will be filed and how many more Series will be added as “feeder funds” to this Master Trust.

The Trust no longer intends to be a feeder fund in a master-feeder structure and has updated disclosure accordingly. The Trust has also changed its name to BlackRock Fixed Income Value Opportunities II.

John Grzeskiewicz

October 27, 2017

Limited Term, page 3

4.	Supplementally inform the staff the purpose behind having the Trust exist for only a term of about six years.

Given that the Trust will not be listed on a stock exchange and intends to only offer liquidity through periodic tender offers, the Trust’s limited term provides investors with certainty that they will be able to realize the net asset value of their investment within a defined time period. We note that, although not anticipated, the Board of Trustees may terminate the Trust, without shareholder approval, prior to the Termination Date or extend the Termination Date by up to one year to the seventh anniversary of the Trust’s initial public offering (which date shall then become the Termination Date). Additionally, although the Trust intends to distribute substantially all of its net assets to shareholders as soon as practicable after the Termination Date, securities for which no market exists or securities trading at depressed prices, if any, may be placed in a liquidating trust.

Investment Policies, pages 5-9

5.	The prospectus disclosure indicates that the Trust may use credit default swaps. If the Trust will write credit default swaps, please confirm to the staff that the Trust will segregate the full notional amount of the credit default swap to cover such obligation.

The Trust confirms that, if it is the protection seller in a credit default swap transaction, it will cover the full notional value of such credit default swap in accordance with SEC and staff guidance.

6.	Disclose the types of swaps in addition to credit default swaps the Trust may engage in, such as total return swaps (TRS). If the Trust may engage in total return swaps, this should be disclosed. “ICA”). [sic] For section 18 purposes, when a fund engages in TRS, the fund will need to “set aside” an appropriate amount of liquid assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). See also additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of section 18 of the ICA. See Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance relating to fund use of derivatives, such as TRS, and leverage, which could impact the manner in which the Trust operates.

John Grzeskiewicz

October 27, 2017

The Trust notes your comments and has revised the disclosure accordingly. In addition to credit default swaps, the Trust may invest in credit default swap index products, total return swaps and interest rate swaps.

Principal Risk Considerations, page 36

7.	Please explain in your response letter why it is appropriate for the Trust to offer shares without imposing limitations such as a minimum initial investment of at least $25,000 and restricting sales to investors that, at a minimum, satisfy the accredited investor standard. We may have additional comments after reviewing your response.

The Trust has imposed a minimum investment of at least $25,000. The disclosure has been updated accordingly. The Trust, however, is not a speculative investment that requires a higher level of sophistication or substantial financial means. The Trust’s common shares will be fully registered under the Securities Act of 1933, as amended (the “1933 Act”), and the Trust will be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), thereby providing investors with all of the protections afforded thereunder. The Trust will invest primarily in fixed income securities and it may borrow money and issue preferred shares to the extent permitted under the 1940 Act. The Trust notes that many closed-end funds (both listed and unlisted) commonly have investment policies that do not provide for minimum credit ratings or other minimum standards as to credit quality, or for any minimum standards as to portfolio liquidity. Additionally, although the Fund will not be exchange listed, it will provide for shareholder liquidity through quarterly tender offers subject to the discretion of the Board of Trustees and commence a plan of liquidation. We note that, although not anticipated, the Board of Trustees may terminate the Trust, without shareholder approval, prior to the Termination Date or extend the Termination Date by up to one year to the seventh anniversary of the Trust’s initial public offering (which date shall then become the Termination Date). We believe that these attributes obviate the need for accredited investor status.

8.	Disclose the names and addresses of the Subsidiaries in the prospectus and whether investors other than the Series of the Trust may purchase shares in the Subsidiaries.

The Trust does not anticipate forming any Subsidiaries prior to the closing of the

John Grzeskiewicz

October 27, 2017

offering. After the closing of the offering, if the Advisor determines it to be appropriate or necessary, the Trust may form one or more wholly-owned subsidiaries in one or more jurisdictions on an ad hoc basis. The Trust has revised the disclosure accordingly.

9.	Regarding the Cayman Subsidiary (referred to as the “CFC” in the bullet points below), please ensure the Trust:

•	Discloses that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Trust and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Trust’s and the CFC’s investment advisory agreements may be combined.

As discussed above, the Trust does not anticipate forming any Subsidiaries prior to the closing of the offering. The Trust anticipates that its investment adviser will serve as the investment adviser to any Subsidiary. Accordingly, for purposes of complying with Section 15(c), the Trust’s and any Subsidiary’s investment advisory contract review process will be combined. The Adviser will file any investment advisory agreement between a Subsidiary and the Adviser by post-effective amendment.

To the extent a Subsidiary is organized as a Delaware limited liability company, the Subsidiary’s limited liability company agreement is expected to provide that the business and affairs of such Subsidiary shall be managed by the investment adviser of the Trust, as the manager of the Subsidiary within the meaning of the Delaware Limited Liability Company Act, subject to the supervision of the Board of Trustees of the Trust. The Trust shall have the power to remove the manager of such Subsidiary at any time, but the Subsidiary will not be party to an advisory agreement. The investment adviser will not receive separate compensation from such Subsidiary for providing investment management or administrative services.

•	Identifies the custodian of the CFC.

As discussed above, the Trust does not anticipate forming any Subsidiaries prior to the closing of the offering. The Trust anticipates that the custodian of any Subsidiary will be the custodian of the Trust.

John Grzeskiewicz

October 27, 2017

•	Discloses: (1) whether the Trust has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Trust has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

The Trust intends to rely on an opinion from counsel to determine that undistributed income is qualifying income.

•	Discloses any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Trust. The principal investment strategies and principal risk disclosures of a Trust that invests in a CFC should reflect aggregate operations of the Trust and the CFC.

The Trust anticipates that any Subsidiary will have the same principal investment strategies and principal risks of the Trust. Accordingly, the disclosure, as revised, will reflect the aggregate operations of the Trust and any Subsidiary.

•	Confirms in correspondence that the financial statements of the CFC will be consolidated with those of the Trust.

The Trust confirms that the financial statements of any Subsidiary will be consolidated with those of the Trust.

•	Confirms in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Trust’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

The Trust confirms that (1) each Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees” and each Subsidiary’s expenses, if any, will be included in “Other Expenses” in the Trust’s prospectus fee table; (2) each Subsidiary and its board of directors

John Grzeskiewicz

October 27, 2017

will agree to designate an agent for service of process in the United States; and (3) each Subsidiary and its board of directors will agree to inspection by the staff of such Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

10.	To the extent that the bullet points in the previous comment might also be relevant to the Delaware Subsidiary, the Trust should provide the appropriate disclosure.

As discussed above, the Trust does not anticipate forming any Subsidiaries prior to the closing of the offering. Accordingly, the Trust has responded to comment 9 so as to apply to any Subsidiary, including a Cayman Subsidiary and Delaware Subsidiary.

Summary of Trust Expenses, pages 43-45

11.	Please confirm in your response letter to the staff that short expenses (i.e., dividends paid on the stocks sold short) are in the fee table.

The Trust does not intend to hold short equities. Accordingly, short expenses are not included in the fee table.

12.	Discuss in your response letter the Trust’s method for accounting for Organizational and Offering (“O&O”) costs when the Adviser pays the costs on behalf of the Trust and is subject to reimbursement. Include in the response the literature that supports the accounting for O&O costs.

The Adviser has agreed to pay all of the Trust’s O&O costs. The Trust has revised the disclosure accordingly.

13.	If the Trust concludes that it is appropriate to record a liability in excess of the contracted rate based on the aggregate gross proceeds raised to date, confirm the Trust performs an analysis under ASC 450 in determining the accrual for O&O costs. Please note that payments made to the Adviser must be based on the contracted rate of the actual proceeds raised to date.

The Adviser has agreed to pay all of the Trust’s O&O costs. The Trust has revised the disclosure accordingly.

14.

The prospectus states that the Trust can invest in open- or closed-end investment companies, including exchange-traded funds and business development companies. The fee table does not include a line item for

John Grzeskiewicz

October 27, 2017

Acquired Fund Fees and Expenses (“AFFE”). In the event the AFFE incurred exceeds 0.01% of the average net assets of the Trust, please include these fees and expenses in a separate line in the fee table.

The Trust notes your comments and will include AFFE in a separate line in the fee table if the AFFE incurred exceeds 0.01% of the average net assets of the Trust.

Leverage, page 78

15.	Disclose the circumstances which would cause the Trust’s Board of Trustees to consider issuing Preferred Shares.

The Trust has added the requested disclosure.

Statement of Additional Information (“SAI”)

16.	Some investments, techniques, and risks described here are not mentioned in the prospectus. To the extent that the Trust intends to invest in such investments, use techniques, or has risks that might materially affect the performance of the Trust or the decision of an investor to purchase its shares, such investments, techniques, and risks should be disclosed and discussed in the prospectus.

The Trust does not currently plan to invest in such investments, use techniques, or have risks that are described in the statement of additional information, but not in the prospectus.

Investment Objective and Policies—Investment Restrictions, page S-1

17.	Disclosure in this section states that the Trust’s concentration policy allows it to invest, without limit, in tax exempt securities of municipal governments. Please revise this disclosure to say that the Trust will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the investments should be allocated when determining the Trust’s compliance with its concentration policies.

With respect to the Staff’s position concerning private activity municipal debt securities, the Trust acknowledges, and for purposes of the Trust’s concentration policy, intends to comply with, the guidance in Investment Company Act Release

John Grzeskiewicz

October 27, 2017

No. 9785 (May 31, 1977). The Trust submits that it considers its concentration policy to be responsive to the requirements of Form N-2 and Section 8(b)(1) of the 1940 Act. The Trust also notes its interest in keeping its fundamental investment policies consistent with those of other funds within the Advisor’s fund complex, which include substantially similar fundamental investment policies relating to concentration. Accordingly, the Trust respectfully declines to add the requested disclosure.

Management of the Trust, pages S-27-S-30

18.	The information about the Trustees and portfolio managers should be furnished by a pre-effective amendment.

The Trust has added the requested disclosure.

General Comments

19.	Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

The Trust notes your comments.

20.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

The Trust notes your comments.

21.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Trust has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

22.	If the Trust intends to rely on Rule 430A under the 1933 Act to omit certain information from the prospectus included with the final pre-effective amendment, please identify the omitted information to us supplementally, before filing the Trust’s final pre-effective amendment.

John Grzeskiewicz

October 27, 2017

The Trust will identify any such information supplementally before filing a final pre-effective amendment.

Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Trust notes your comments.

In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

The Trust notes your comments.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4814.

Best regards,

/s/ Thomas A. DeCapo

Thomas A. DeCapo